

Mail Stop 4628

March 2, 2017

<u>Via Email</u>
G. Larry Lawrence
Chief Financial Officer
Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701

> **Re: Natural Gas Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated January 30, 2017**
> **File No. 001-31398**

Dear Mr. Lawrence:

We have reviewed your January 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2016 letter.

Form 10-K for the year ended December 31, 2015

Selected Financial Data, page 20

1.   We note your responses to prior comments 1 and 2. Your presentation of gross margin currently does not include depreciation and amortization directly attributable to the generation of revenue and is therefore a non-GAAP measure. Revise your presentation of gross margin to either include the applicable depreciation and amortization or to use a different title that distinguishes the non-GAAP financial measure from gross margin as determined in accordance with GAAP.

To the extent that your gross margin measure is not presented in accordance with GAAP in your financial statements, provide a reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, which appears to be gross margin as defined under GAAP.

Statements of Income, page F-3

2.   We have reviewed your response to prior comment 3 and do not believe it addresses our comment. Revise your presentation to separately report the amount of depreciation that that is attributable to each line item from which it has been excluded. See SAB Topic 11.B.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources